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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                            -----------------------

                                SCHEDULE 13E-3

                                (RULE 13e-100)

     TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 13e-3 THEREUNDER

    RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                         KLLM Transport Services, Inc.
                             (Name of the Issuer)
                             --------------------
                         KLLM Transport Services, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                   482498102
                     (CUSIP Number of Class of Securities)
                             --------------------

                                Leland R. Speed
          Chairman of the Special Committee of the Board of Directors
                         KLLM Transport Services, Inc.
                              135 Riverview Drive
                          Richland, Mississippi 39218
                                (601) 939-2545
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:
                            Sidney J. Nurkin, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                          1201 West Peachtree Street
                            Atlanta, Georgia 30309
                                (404) 881-7000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

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This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                           Calculation of Filing Fee

                           Transaction
                           Valuation*                              Amount of Filing Fee
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

                           $27,485,558                                           $5,498
=======================================================================================

     * Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. As of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of the one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,498         Filing Party: High Road Acquisition Corp.
Form or Registration No.: Schedule TO  Date Filed: June 2, 2000

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     This Amendment No. 1 amends and supplements the Statement on Schedule 13e-3 filed by KLLM Transport Services, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") on June 23, 2000 in relation to the tender offer being made by High Road Acquisition Subsidiary Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of High Road Acquisition Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock of the Company not owned by Purchaser or its affiliates at a purchase price of $8.05 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 2, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "High Road Offer"). The High Road Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Commission on June 2, 2000, as amended by Amendment No. 1 and Amendment No. 2 filed by the Company with the Commission on June 22, 2000 and June 30, 2000, respectively
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(collectively, the "Schedule 14D-9"). The High Road Offer is being made in accordance with the Plan of Agreement and Merger, dated as of May 25, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is attached hereto as Exhibit (e)(1). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiary, which Shares will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $8.05 in cash or any greater amount per Share paid pursuant to the High Road Offer (the "Merger Consideration"). A copy of the Merger Agreement is attached hereto as Exhibit
(e)(1) to the Schedule 14D-9 filed by the Company with the Commission on June 2, 2000, and is incorporated herein by reference.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 16.  Exhibits.

     The following Exhibits are filed herewith:

EXHIBIT NO.                                          DESCRIPTION
-----------           -----------------------------------------------------------------

(a)(12)               Written Presentation to the Board of Directors prepared by Morgan Keegan
                      & Company, Inc. dated May 25, 2000 (incorporated by reference to Exhibit
                      (a)(9) to the Schedule 14D-9 filed by the Company on June 30, 2000).

(a)(13)               Written Presentation to the Board of Directors prepared by Morgan Keegan
                      & Company, Inc. dated May 25, 2000 (incorporated by reference to Exhibit
                      (a)(10) to the Schedule 14D-9 filed by the Company on June 30, 2000).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Leland R. Speed
                              -------------------
                                 (Signature)

                              Leland R. Speed, Chairman of the Special
                              Committee of the Board of Directors

                              June 30, 2000